EXHIBIT 99.18

CONSENT OF JAMES STONEHOUSE

The undersigned hereby consents to: (i) the use of the written disclosure regarding the Nuestra Señora Mineral Reserve and Resource estimate and certain technical disclosure in the Annual Information Form for the year ended December 31, 2018 (the “AIF”) of Americas Silver Corporation (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2018, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; and (ii) the use of my name in the AIF and 40-F.

Dated: March 29, 2019

/s/James Stonehouse

James Stonehouse